UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated March 11, 2008 relating to the sale of one of its single hulled VLCCs..

SFL – Sale of single hull VLCC

Press release from Ship Finance International Limited, March 11, 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announced that it has agreed to sell the single-hull VLCC Front Sabang to a subsidiary of Taiwan Maritime Transportation Co., Ltd. (“TMT” or the “Buyer”). Concurrently, the Company informed that the previously announced sale of the single-hull VLCC Front Duchess has been cancelled.

The sale of Front Sabang will be in the form of a hire-purchase agreement, where the vessel will be chartered to the Buyer for a period of 3.5 years, with a purchase obligation at the end of the charter. We have previously entered into a similar hire-purchase agreement with TMT for the single-hull VLCC Front Vanadis.

There will be an upfront payment of approximately $22 million from TMT, and the gross bareboat charter rate will be $29,900 per day during the charter period. The purchase obligation at the end of the charter is $3.9 million. In addition, the Buyer will have quarterly purchase options during the charter, starting at $34.2 million, and reducing gradually over the term of the charter. Ship Finance has agreed to pay a compensation payment of approximately $25 million to Frontline Ltd. (“Frontline”) for the termination of the current charter.

Delivery to TMT is expected in April 2008. During the term of the new charter, Ship Finance will receive on average more than $22,000 more per day, net of operating expenses, compared to the base rate in the current charter agreement with Frontline.

In October 2007, the Company announced the agreement to sell the single-hull VLCC Front Duchess. The parties have now agreed to cancel the sales agreement, and the vessel will continue its current long-term charter to Frontline, including the profit share agreement.

Including newbuildings, the Company’s fleet consists of 70 vessels, essentially all on medium to long term charters. Excluding the two vessels sold on hire-purchase terms, there will be only seven crude oil tankers without double hull remaining in our fleet.

March 11, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions/disposals, Ship Finance has a fleet consisting of 70 vessels, including 35 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs, 6 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: March 12, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS